Hilltop Holdings Inc. 200 Crescent Court, Suite 1330 Dallas, Texas 75201 Tel: 214.855.2177 Fax: 214.855.2173 www.hilltop-holdings.com NYSE: HTH

December 30, 2013	Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hilltop Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed on March 15, 2013

Response Filed November 15, 2013

File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby acknowledges receipt of the letter dated December 13, 2013, containing comments from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 (the “Comment Letter”).  Pursuant to the telephone conversation between Mr. Paul Cline of the Commission, and Darren Parmenter of the Company, on December 30, 2013, this letter evidences the Company’s intent to respond to the Comment Letter on or before January 14, 2014.  We sincerely appreciate your extension of the response deadline.

Very truly yours,

/s/ DARREN PARMENTER

Darren Parmenter
Senior Vice President - Finance

DEP:cp

cc:	John P. Nolan
Paul Cline
U.S. Securities and Exchange Commission